Exhibit (a)(7)

October 19, 2007

Dear NovAtel Shareholders:

You have likely heard that Hexagon Canada Acquisition Inc., a subsidiary of Hexagon AB, is offering to purchase all of the outstanding common shares of NovAtel Inc. at a price of US$50.00 in cash per share.

Enclosed with this letter are the following documents relating to the offer:

•       the Offer to Purchase from Hexagon Canada;

•       a Schedule 14D-9, including the Directors’ Circular from NovAtel’s Board of Directors;

•       a Letter of Transmittal;

•       a Notice of Guaranteed Delivery;

•       United States tax forms Form W-8 and Form W-9, and their respective instructions for completion; and

•       a return envelope.

The NovAtel Board of Directors has unanimously determined that the offer is in the best interests of the shareholders of NovAtel and, for the reasons set out in the Directors’ Circular, recommends that you accept the offer and tender your shares. All of the directors and senior officers of NovAtel have confirmed their intention to accept the offer.

The expiration date for the offer is November 27, 2007 unless extended by Hexagon Canada. If you intend to accept the offer, you must deposit your NovAtel shares in accordance with the instructions in the Offer to Purchase and the Letter of Transmittal (or the Notice of Guaranteed Delivery).

We urge you to read the enclosed material carefully. If you have questions about the offer or require any assistance with the materials, please contact either your professional advisor or the dealer manager, information agent, or depositary for the offer, each identified on the last page of the Offer to Purchase.

Best regards,

Jonathan W. Ladd
President and Chief Executive Officer

NovAtel Inc. 1120-68th Avenue NE, Calgary, Alberta T2E 8S5

1-800-NOVATEL (US & Canada) or 403-295-4500 | Fax 403-295-4501

www.novatel.com